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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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ROLLING INVESTOR GROUP, INC., individually :  C.A. No. 19120NC
and on behalf of all others similarly      :
situated,                                  :
                                           :          CLASS ACTION
                    Plaintiff,             :           COMPLAINT
                                           :
           - against -                     :
JAMES R. ADAMS, LOUIS R. BRILL, ROBERT S.  :
MCCLANE, JOE C. MCKINNEY, JAMIE CHICO      :
PARDO, CHARLES E. FOSTER, ROBERT B.        :
PICKERING, ANDRES VAZQUEZ DEL              :
MERCADO BENSHIMOL, PAUL ROTH, JOHN         :
H. ATTERBURY, III, PRODIGY                 :
COMMUNICATIONS CORPORATION and SBC         :
COMMUNICATIONS INC.,                       :
                                           :
                         Defendants.       :
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                                  INTRODUCTION

     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     1. This action arises out of an unlawful scheme and plan by SBC Communications, Inc. ("SBC") to acquire the remaining ownership of Prodigy Communications Corp. ("Prodigy" or the "Company") for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                  THE PARTIES

     2. Plaintiff is and has been at all relevant times the owner of Prodigy Class A common stock.

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      3.   Defendant Charles E. Foster ("Foster") is and was at all relevant times the Chairman of Prodigy's Board of Directors. Foster also previously served as Prodigy's President and Chief Executive Officer until March 2001. Foster is also Group President of SBC.

      4. Defendant Paul F. Roth ("Roth") is and was at all relevant times President, Chief Executive Officer and a director of Prodigy.

      5. Defendant James R. Adams ("Adams") is and was at all relevant times a director of Prodigy. Adams previously served as President of defendant SBC from 1992 until 1995.

      6. Defendant Robert S. Pickering ("Pickering") is and was at all relevant times a director of Prodigy. Pickering is also Senior Vice President of defendant SBC.

      7. Defendant John H. Atterbury III ("Atterbury") is and was at all relevant times a director of Prodigy. Atterbury is also Group President of defendant SBC.

      8. Defendants Jaime Chico Pardo, Andres R. Vazquez Del Mercado Benshimol, Robert S. McClane, Louis R. Brill, and Joe C. McKinney are and were at all relevant times directors of Prodigy.

      9. The Individual Defendants, as officers and/or directors of Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

     10. Prodigy is a corporation organized and existing under the laws of the Delaware with its principal executive offices located at 6500 Place Boulevard, Austin, Texas. Prodigy is an Internet service provider serving consumers and small business owners. As of August 7, 2001, Prodigy had 70,480,750 shares of Class A common stock issued and outstanding.

     11. SBC is a corporation organized and existing under the laws of the State of Delaware. SBC provides communications services in the United States and other countries, and

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also provides long-distance phone services, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment.

                            CLASS ACTION ALLEGATIONS

     12. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     13. This action is properly maintainable as a class action for the following reasons:

          a) the Class is so numerous that joinder of all members is impracticable. As of August 7, 2001, there were over 70 million shares of Prodigy Class A common stock issued and outstanding, held by at least 730 shareholders of record and likely many more beneficial owners.

          b) there are questions of law and fact which are common to the Class, including, inter alia, the following:

          i. whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

          ii. whether the defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

         iii. whether defendants have disclosed all material facts in connection with the challenged transaction; and

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          iv.  whether plaintiff and the other members of the Class would be irreparably damaged if defendants are not enjoined from the conduct described herein;

     c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendant's actions.

     d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     14. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     15. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                     BACKGROUND AND SUBSTANTIVE ALLEGATIONS

     16. On or about September 21, 2001, Bloomberg News reported, in part, that: "SBC Communications, Inc. offered to acquire the 58 percent of Internet service provider Prodigy Communications Corp. that it doesn't already own for $384 million, or $5.45 a share."

     17. The price of Prodigy stock has traded as high as $7.20 per share on July 25, 2001. Thus, the proposed buyout price of $5.45 per share is grossly inadequate.



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          18. The price proposed in the offer is also unfair in light of the
Company's financial prospects. On or about July 26, 2001, Prodigy announced that its second-quarter loss narrowed as subscriber gains helped revenue rise 25 percent. Specifically, Prodigy reported that it had 3.32 million customers at the quarter's end compared with 2.55 million a year ago. The Company's Chief Financial Officer, Allen Craft, further announced that the Company expects to end the year with 3.4 million to 3.7 million customers after "retooling" the service in the fourth quarter, when it plans a new marketing campaign.

          19. Because SBC controls approximately 48% of the Company's outstanding common stock, no third party will likely bid for Prodigy, SBC and Prodigy management will thus be able to proceed with the proposed transaction without an auction or other type of market check to maximize value for the public shareholders.

          20. SBC and Prodigy management are intent on paying the lowest possible price to Class members, even though SBC and Prodigy management are duty-bound to pay the highest fair price to the Company's public shareholders. Thus, SBC and Prodigy management have clear and material conflicts of interest in the offer.

          21. Prodigy's Board of Directors are in a position to dictate the terms of the proposed transaction. Defendants Pickering, Atterbury, Foster and Adams are beholden to defendant SBC for their positions and the attendant perquisites and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

          22. As noted above, SBC and its affiliates currently control approximately 48 percent of Prodigy's outstanding Class A common shares.

          23. Because of its control over the Company and Prodigy's Board of Directors, SBC is in a position to dictate the terms of the Offer. In addition, defendants Pickering, Atterbury, Foster




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and Adams have conflicts of interest and thus cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

     24. The Offer is in furtherance of a fraudulent plan to take Prodigy private, which, if not enjoined, will result in the elimination of the public stockholders of Prodigy in a transaction that is inherently unfair to them and that is the product of the defendants' conflict of interest, as described herein. More particularly, the Offer is in violation of defendants' fiduciary duties and has been timed and structured unfairly in that:

          a) the Offer is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;

          b) defendants, by virtue of, among other things, their voting and ownership power, control and dominate Prodigy's Board of Directors;

          c) defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, Class members are unable to determine whether the price offered in the Offer is fair; and

          d) defendants have violated their duty of fair dealing by manipulating the timing of the Offer to benefit themselves at the expense of the plaintiff and the class.

     25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

     26. Plaintiff and the other members of the Class have no adequate remedy at law,

         WHEREFORE, plaintiff demands judgment as follows:



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     A.   Declaring this to be a proper class action and naming plaintiff as
Class representative;

     B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

     C. In the event the Offer is consummated, rescinding the transaction or awarding rescissionary damages;

     D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

     F.   Granting such other and further relief as may be just and proper.

Dated: September 24, 2001                    ROSENTHAL, MONHAIT, GROSS
                                               & GODDESS, P.A.

                                             By:   Carmella P. Keener
                                                  ____________________
                                             Mellon Bank Center, Suite 1401
                                             919 Market Street
                                             Wilmington, DE 19899
                                             (302) 656-4433


OF COUNSEL:
ENTWISTLE & CAPPUCCI LLP
Vincent R. Cappucci
Robert N. Cappucci
299 Park Avenue, 14th Floor
New York, New York 10171


SLOTNICK, SHAPIRO & CROCKER, L.L.P.
Stephen D. Oestreich
100 Park Avenue, 35th Floor
New York, New York 10017
(212) 687-5000



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